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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

AZONIC CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

054797 10 5

(CUSIP Number)

Ralph V. Hadley, III, Esq.
Swann & Hadley, P.A.
1031 West Morse Boulevard
Winter Park, Florida 32789
(407) 647-2777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054797 10 5			Page 2 of 9

1.	Name of Reporting Person: Filippo Guani Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,000,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,000,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 054797 10 5			Page 3 of 9

1.	Name of Reporting Person: Filippo Guani		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,000,000

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 054797 10 5			Page 4 of 9

1.	Name of Reporting Person: Santina Guani		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,000,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 054797 10 5	Page 5 of 9 Pages

Item 1. Security and Issuer.

          This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”), of Azonic Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 7 Dey Street, Suite 900, New York, New York 10007.

Item 2. Identity and Background.

          (a) This statement is filed (i) by Filippo Guani Revocable Trust (the “Trust”) as the direct beneficial owner of the Shares and (ii) by virtue of their status as trustees of the Trust, by Filippo Guani and Santina Guani. The Trust, Filippo Guani and Santina Guani are sometime collectively referred to herein as the “Reporting Persons.” By signing this statement, each Reporting Person agrees that this statement is filed on its, his or her behalf.

          (b) The business address (i) of Filippo Guani Revocable Trust is c/o Family Office Services Corporation, Attn: Donald E. Brown, President, 1127 Edgewater Drive, P.O. Box 540777, Orlando, Florida 32854-0777, USA; and (ii) of Filippo Guani and Santina Guani is c/o Swann & Hadley, P.A., Attn: Ralph V. Hadley, III, 1031 W. Morse Boulevard, Suite 350, Winter Park, Florida 32789, USA.

          (c) Filippo Guani and Santina Guani are private investors who conduct their business through Filippo Guani Revocable Trust, c/o Family Office Services Corporation, Attn: Donald E. Brown, President, 1127 Edgewater Drive, P.O. Box 540777, Orlando, Florida 32854-0777, USA.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Filippo Guani Revocable Trust is a trust formed under the laws of Florida, USA. Filippo Guani is a citizen of the United States of America, and Santina Guani is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

          The Shares were acquired by the Trust pursuant to a Contract for the Sale of Assets between the Trust and the Company dated August 26, 2004, in exchange for certain assets of the Trust consisting of intellectual property, licenses, software, tools, molds and inventory. No funds were borrowed in connection with the transaction.

CUSIP No. 054797 10 5	Page 6 of 9 Pages

Item 4. Purpose of the Transaction.

          The Trust acquired the Shares for investment purposes.

          (a) In connection with the transaction described in Item 3, if the Company receives certain additional assets from the Trust, free and clear of encumbrances, on or before June 1, 2005, then the Trust will be issued an additional 1,500,000 Shares.

          (d) In connection with the transaction described in Item 3, the Trust is entitled to designate one member of the Company’s Board of Directors. The director serving in such position is Ralph V. Hadley, III.

          Other than the transaction for which this statement is filed, described in Item 3, and as described above, the Reporting Persons have no further specific plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Trust holds the Shares for investment purposes and may dispose of the Shares at any time. The Trust may, at any time and from time to time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but it has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

          (a) The Trust is the direct beneficial owner of 3,000,000 Shares, or approximately 11.1% of the 27,000,000 Shares outstanding as of October 13, 2004, according to information contained in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, and taking into consideration the 3,000,000 Shares issued to the Trust subsequent to that report. By virtue of their status as trustees of the Trust, Filippo Guani and Santina Guani may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust.

          (b) The Trust has sole power to vote and dispose of the total amount of 3,000,000 Shares. Each of Filippo Guani and Santina Guani, as trustees of the Trust, has the shared power with the other to direct the vote and to direct the disposition of the total amount of 3,000,000 Shares.

          (c) None.

          (d) Not applicable.

          (e) Not applicable.

CUSIP No. 054797 10 5	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the transaction described in Item 3, if the Company receives certain additional assets from the Trust, free and clear of encumbrances, on or before June 1, 2005, then the Trust will be issued an additional 1,500,000 Shares. Otherwise, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons (Filed herewith.)

Exhibit 2	Contract for the Sale of Assets dated August 26, 2004 (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 3, 2004, and incorporated herein by reference.)

CUSIP No. 054797 10 5	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2005

FILIPPO GUANI REVOCABLE TRUST

By:	/s/ Filippo Guani
Filippo Guani, Trustee

/s/ Filippo Guani
Filippo Guani

/s/ Santina Guani
Santina Guani